Filed by Ascendant Digital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Ascendant Digital Acquisition Corp.

Commission File No. 001-39405

Date: March 2, 2021

Beacon Street and Ascendant

Digital Acquisition Corp.

Conference Call

Tuesday, March 2, 8:30am ET

Operator

Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Beacon Street and Ascendant Digital Acquisition Corp. Conference Call. We appreciate everyone joining us today.

The information discussed today is qualified in its entirety by the Form 8-K that has been filed today by Ascendant Digital Acquisition Corp., and may be accessed on the SEC’s website at www.SEC.gov, including the exhibits thereto. During this call, we will be referring to an investor presentation, which can be found on the Investor Relations sections of Beacon Street’s website, Ascendant Digital Acquisition Corp.’s website, as well as on the SEC’s website. Please review the disclaimers included therein, and refer to that as a guide to today’s call.

Statements made during this call that are not statements of historical fact constitute forward-looking statements that are subject to risks, uncertainties, and other factors that could cause our actual results to differ materially from those contemplated in these forward-looking statements. Existing and perspective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date. For more information, please refer to the risks, uncertainties, and other factors discussed in Ascendant Digital Acquisition Corp.’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements that we make whenever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Ascendant Digital Acquisition Corp.’s SEC filings.

For everyone on the phone, Ascendant Digital Acquisition Corp. and Beacon Street will not be fielding any questions on today’s call. Hosting today’s call are Mark Gerhard, Founder and Chairman of Ascendant Digital Acquisition Corp.; Mark Arnold, CEO of Beacon Street; and Dale Lynch, CFO of Beacon Street.

With that, I’d like to turn the call over to Mark Gerhard, of Ascendant Digital Acquisition Corp.

Mark Gerhard

Thank you and good morning everyone. It is great to be here with you today. We are pleased to present the proposed business combination between Ascendant Digital and Beacon Street. Before hearing from Mark and Dale and the great business they are building, I’d like to take a few minutes to share the history of our proposed partnership. Our SPAC, Ascendant Digital, IPOd in July 2020 and we promised our investors that we’d bring them an exciting company operating in the “Attention Economy.” We are delivering on that promise and have found that company in Beacon Street. As we got to know Mark, Dale and their great team, we also filtered through over 100 companies in the Attention Economy. But ultimately that process concluded with Beacon Street, and we are thrilled to tell you about it today.

As slide 4 shows, Beacon Street checks all our boxes. You can see our criteria on the left set a high bar. At more than $190 billion, Beacon Street is attacking a massive TAM with significant tailwinds that is ripe for disruption. Their technology platform is highly scalable with high-value content, data and analytics. At 10+ million self-directed investors, which has grown 78% from 2018, their community is large and thriving. Their product set is diverse with 12 primary consumer-facing brands offering over 160 products. We have found a company with a “Rule of 50” financial profile, which shows the company is performing at an elite level. Beacon Street has a highly experienced team with a history of driving growth. And we expect this to continue given their multiple organic and inorganic avenues to drive sustained profitable growth at scale.

While all this criterion is impressive on its own, we believe Ascendant can truly add value to this business. If you look at our team, we know best in class tech companies and can maximize all these check points. As an example, if you think about Beacon Street’s digitally delivered content, our team has multiple data science experts who will bring their knowledge in conversion and monetization to help truly scale their platform.

As you can hear, we’re thrilled to partner with Beacon Street and with that I’ll turn it over to Mark and Dale to share more about their great company. First to you Mark…

Mark Arnold

Thank you, Mark. And good morning to all joining us here today. I would like to echo what Mark said and we are very excited to be taking the next step in our journey and partnering with Ascendant to become a publicly traded company.

To understand what we do, I think it’s important to understand our origin story. You will see how a simple idea over the last two decades has really turned into what we believe is a great platform.

In the 1980’s and 90s, the independent investment research space was inconsistent. There were very few credible offerings available to the public that we would characterize as high quality, trusted research. Our founders surveyed this landscape and knew there was a better way to provide independent research to the self-directed investor – that started with delivering great content and treating the readers how we would want to be treated if our roles were reversed. When we do that right, a relationship is formed between the writer and reader and goodwill is built up between the reader and the operating company.

Fast forward two decades and we are a leading, independent research, subscription service provider, serving millions of self-directed investors with a diverse portfolio of operating brands. Our research is a trusted source of financial information for our subscribers, and you can see a sample of our brands on the right-hand side of slide 6. More on this in a few minutes.

Turning to slide 7, I want to direct you to a few important highlights. We have a community of over 10 million people, and more than 850,000 of these are paid digital subscribers. In 2020, our average revenue per user,or ARPU was $759 and we delivered nearly $550 million in cash billings, equating to 77% year-over-year growth. We have a scalable and efficient business model, which can be seen in our adjusted EBITDA margin of 25% in 2020.

Turning to slide 9, I am often asked, “what’s your secret sauce?” Well, there are really four main drivers of our success. It begins with our powerful content platform. Our compelling content creates strong relationships between our editors and our customers. As the relationship continues, subscribers explore our content offerings and the relationship between the readers and the brands strengthens. Second, is our strong customer focus. I want to emphasize, our customers always come first. We are focused on our customers’ satisfaction and you can see this in our more than 90% annual revenue retention rate. Third, our business model is extremely scalable with very little capex requirements. Our digital platform, high ARPU, and high margin conversions allow us to have industry-leading marketing ROI. And we can scale this very cost effectively. Finally, we are extremely data driven, leveraging real-time data feedback for campaign efficacy, and the use of AI and ML for customer conversions. Going forward, we believe there is even greater opportunity for the use of machine learning and data science, and this is one of the most important reasons that attracted us to Mark and his team at Ascendant as a partner.

Turning to slide 10, we believe the global addressable market for us is more than $190 billion, including asset managers, financial information services companies and investment research. Increasingly, the trend is for investors to want to manage their own money, and we think all three of these industry segments are in play for us. Just in the U.S., there are over 60 million self-directed investors. On top of this already significant opportunity, we believe that as the Millennial generation ages and their investable assets increase, our addressable target market will grow even further.

The market for self-directed investing is ripe for innovation and disruption, and in ways that strongly favor our business. As you can see on slide 11, personal investing is changing dramatically. First, we have a rapidly increasing retiree population, with 10,000 Americans retiring every day. This is an age group that has significant investible assets and very much wants investment education. As a result, baby boomers represent the majority of our customers today. However, the aging of Millennials are a significant future opportunity for our business and a key market opportunity given that 72% of this generation identify as self-directed investors.

Turning to slide 12, we provide premium subscription content, software education and tools to investors and underpinning all of our paid content are actionable ideas. Every month we provide actionable investment ideas and this premium research is complemented by our software and tools. Just to highlight one of our software offerings, we have just launched something we internally call the Terminal, which is similar to a Bloomberg, but which we think is a much more cost-effective tool for the self-directed investor or smaller investment advisor. Frankly, we think this is the best personal financial information software available. This is a significant opportunity for us to create a deeper, even stronger relationship with our customers, and it will allow for branding and new channels of customer acquisition as well.

On slide 13, let me highlight that we are in a relationship-driven business. Yes, we provide investment education, but by no means is ours a dry, boring product. Our editors are tried and true investment experts, but they like to write in ways that are personally engaging for their subscribers. When I look across the competitive landscape, this is an area where we are able to differentiate ourselves.

One of the most important characteristics of our business model is our ability to launch new products quickly, with low cost and low risk. We highlight this on slide 14. We can detect a new market need, quickly find the right expert to analyze the situation, launch a new product within weeks, and quickly scale the business. Unlike other businesses which take months or years to launch new products, we can do this within a matter of weeks and we can do so with very low fixed costs.

Moving onto slide 15, you will see how diverse our product offerings are. We are not dependent on any one segment of investing. On the right-hand side of this slide, you will see our community of 10 million plus individuals and how they segment across levels of spend with us, and what a few of the representative products are in each of those segments. As you can see, we had 9.5 million free subscribers at the end of 2020. This is an increasingly important group of subscribers for us. Of our over 850,000 paid subscribers at the end of 2020, you can see 544,000 spent less than $600 with us at that point of the relationship with us. These are customers that are in the getting-to-know-us phase. Moving on through the table, you can see 215,000, or 25% of our subscribers, have spent more than $600 with us, and these reflect engaged and active customers that are likely to keep buying higher value content with us through time. And finally, you can see our top customers, 98,000 subscribers, have spent more than $5,000 with us. These are very loyal and happy customers.

Next, I would like to walk you through a typical customer journey. This journey is one you would follow if you came to us through our free list initially. Keep in mind that about half of our new paid subscribers come from our direct-to-paid channel. If you turn to slide 16, you can see that we have 9.5 million free subscribers. We send them daily content, which is educational, unique, and insightful. By developing this daily cadence, we hope the reader engages and begins to wonder what else do they do. This translates to a cumulative conversion rate of approximately 6% to paid status, typically for a $50 to $100 annual subscription for the first year, which is a very affordable subscription price for the research we provide. This content is high quality, and generally covers large-cap household names. As the reader engages with our content, they explore our other product offerings covering more specialized investing strategies. As you can see on this chart, 37% of our total paid subscribers make that next purchase to higher value content, at price points of $1,000 to $3,000 per year, and this moves them into the high-value segment, or customers that have spent more than $600 with us. This content is generally more specific, including investment areas such as small caps, emerging markets, or distressed debt for example. From there, we continue to use our data and analytics to expose these high-value customers to content that we think they will find engaging. In many cases this includes bundled content, and/or lifetime subscriptions, and as you can see, 31% of our high value customers to convert to this ultra-high-value subscriber category. Now I’ve described this journey in a few minutes, but this journey typically takes 18 months to progress.

Now, let me turn the call over to Dale for a review of our financials and business model.

Dale Lynch

Thank you, Mark.

We’re going to walk through a few financial highlights, but first I wanted to give you some context for these numbers, which have been accelerating for two years now. The headline is that beginning in 2017, the company began investing significantly in the business, our content, our platform, our people and in a new distribution channel, our free-to-

paid channel. Mark is going to give you specifics on this, but it was a significant scaling of our platform. This company had been a strong-performing partnership, growing 20% to 30% annually for 17 years, but through this investment, it has grown into an enterprise with critical mass that is able to generate sustainable growth rates that are accelerating as compared to historical rates.

So, turning to a few financial highlights on slide 17, what you will see is a business characterized by scale and growth, but also balanced with profitability. We have reached meaningful scale with nearly $550 million in billings, or cash revenues, which we grew 77% year-over-year. Our ARPU is an industry-leading $759, but most importantly our LTV to CAC ratio is over 5 times. In addition to high returns, our model is nearly all subscription-based, with 97% of our revenues coming from subscriptions, and with us maintaining a net revenue retention rate of more than 90% on average annually. Our adjusted EBITDA margin, while good at 25% last year, has room for upside, and because we have no debt and minimal capital investment requirements, we convert most of this to cash flow.

Underlying this strong financial performance is the economic heart of our business, our unit economics. As you can see on slide 18, on average, our customers generate a lifetime spend of approximately $2,700, and our variable margins are very high, averaging 86% to 88%. When you compare our net contribution to our CAC, our ratio is well over 5 times, which puts us in a very strong position. Our marketers have been at this for 20 years and have become very efficient at directing marketing dollars, on a near real-time basis, to the best ROI campaigns. The bottom line is that our marketers make sure that we hit our key campaign conversion, and revenue to CPA metrics. In turn, this ensures that we reliably get to CPA, or variable CAC breakeven in 90 days, and full CAC breakeven in 7 to 9 months.

Mark discussed our typical customer journey a few minutes ago and slide 19 shows you a graphic of this journey. This graph plots cumulative revenue for new subscriber cohorts by year. An established statistic for us is that once you become a paid subscriber, you are going to buy 3 more publications from us over the next 18 months. This graph reflects the power of those averages. As you can see, all these cohorts build their revenues nicely through time. And you can see that our customers have purchased more initially and have increased that spend over time.

With that, I’ll turn it back to Mark to highlight our strategic initiatives, and our organic and inorganic growth opportunities.

Mark Arnold

Thanks Dale. When I took over as CEO in 2017, we had real opportunities to increase the scale of the business and invest in our operating companies and content. As you can see on slide 21, this ultimately resulted in us more than doubling our number of lead editors, more than doubling our number of primary customer-facing brands, more than tripling our number of products, as well as scaling a sizable free-to-paid subscriber origination channel.

By the middle of 2019, many of these new initiatives had taken hold, and the business began to accelerate. If you look at the graph on the right-hand side of slide 21, you will see in the green bars that our billings grew nearly 40% between the first and second quarter of 2019, and this revenue growth trajectory largely has continued over the past two years. The story is the same in terms of total subscriber relationships as you see that line grow from 3.8 million in the first quarter of 2019 to 10.4 million by the fourth quarter of 2020. This acceleration in growth is a direct result of the investments we have made in the business, and the fact that we have built a diverse and critical mass of content, people and technology that will allow us to drive attractive growth on a consistent basis going forward.

This leads me to our vision for the company. As you can see on slide 22, we want to be the leading financial wellness platform for self-directed investors. We want to expand our reach and discoverability through new channels, mediums and branding. We want to build deep network effects through increasing social connections and leveraging a rapidly growing community. And we want to expand use of machine learning and data science, as well as expand our SaaS product development and acquisition. We have so many organic and inorganic growth opportunities in front of us as we pursue this vision.

On this front, I want to highlight that we have a long and very successful track record of highly accretive capital allocation and identifying and integrating M&A opportunities, as we show on slide 23. We look for either editorial content that we think will be enriching to our customer base or we look for a business that is not being run as effectively as ours. On the editorial or new content front, we often identify a key area of content we want to add or a key personality that we think will fit well in our model. We bring them onto our platform, provide a turnkey solution for them, and then integrate them into our operations infrastructure. This has been incredibly successful for us. For example, with one of our recent editorial hires, we have helped him scale his business from approximately 6,000 subscribers when he came on board, to more than 100,000 subscribers 18 months later. And the business is very profitable.

On the M&A front, we acquired a business in 2017 that was not performing well and was losing money. But we saw the potential that business had. Once it was integrated onto our platform, the business made more than $12 million in 2020. And as you can see on slide 23, these examples are not atypical. You can see that we have grown revenues for build and buy capital allocation opportunities from an aggregate of $49 million at inception, to $421 million by 2020. Now I’d like to turn it back to Dale to walk you through some KPIs and financial highlights.

Dale Lynch

Thanks Mark. I want to highlight a couple KPIs and financial metrics for you. On slide 24, you see two KPIs, paid subscribers and ARPU. I would kick it off and say that from a forecasting perspective Mark and I share the same belief, that we are conservative by nature, and want to under-promise and over-deliver. Also, these forecasts do not include any future M&A. These are very conservative, organic forecasts only. But as you will see in a minute, you don’t need aggressive input assumptions to drive very attractive financial results. On the left side of slide 24, you will see paid subscribers. Paid subscribers grew significantly in 2020 to 857,000, but frankly about 100,000 of that growth was more attributable to scaling of new free subscribers at the end of 2019. Going forward, you can see our forecast for a 12% CAGR growing into 2022. Our forecast for 2021 paid subscribers is 947,000 for the full year, and to give you perspective, at the end of January 2021, we were already at 924,000. I do want to point out that 2018 and 2019 were strategic investment years for the Company, which positioned us to ramp up towards the end of 2019, and which began to produce returns at the very end of 2019 and then more in 2020. This acceleration continues into 2021, with January being an all-time record month for new paid subscribers, free subscribers and our financial results were also a record.

Moving to the right-hand side of the page, ARPU has grown from roughly $480 to $760 in the last three years. This is not due to price increases but instead reflects that our subscribers are buying more of our content. In terms of forecast, we are showing a 6% growth rate through 2022, growing to $847. As you can see, there is a pause in 2021, as we digest that very large new subscriber cohort from 2020, and then the trend continues in 2022.

Now, as you can see on slide 25, the outcome of this conservative input looks pretty good. Our GAAP revenue in the upper left has a very nice characteristic to it. Every year, coming into that year, we have a significant amount of deferred revenue on the balance sheet that will be recognized as revenue, which results in us essentially already having 60% to 65% of our GAAP revenues known coming into that year. The incremental costs of fulfillment of this are essentially zero and so we think of this as a revenue bank. As you can see in the graph, we are projecting a 31% annual growth rate through 2022.

Now we are a cash-based business. Subscribers pay their subscription fees in advance so we manage the business internally based on cash metrics. As you can see in the upper right graph on page 25, our billings projections reflect a 26% annual growth rate through 2022, growing to nearly $900 million, again, with very conservative input assumptions.

On the bottom left you can see our Adjusted EBITDA, and you can see there is operating leverage in our model. Roughly a third of our cost base is fixed, and we expect to see some efficiencies in our marketing spend, and thus we are projecting margin expansion and an annual growth rate in Adjusted EBITDA of 44% through 2022.

Finally, as I previously touched upon, because we have no debt and little capex needs, we are able to generate high cash flow conversion as you can see in the bottom right.

As you can see in these financial metrics, we are a good balance of growth and profitability. If you turn to slide 26, you will see how we think about our long-term financial objectives. We believe we are a strong “Rule of 50” company, meaning that if you add our GAAP revenue growth rate to our Adjusted EBITDA margin, we will meet or exceed 50% on a sustainable basis. As you can see in our forecasts, we are showing 25% to 30% revenue growth rates and margins of 30% plus, which we believe makes us a unique and strong Rule of 50 company. Importantly, our business model gives us a lot of flexibility. If we acquire a significant amount of subscribers, we expect revenue growth in the coming quarters, and conversely, if it makes sense to do so, we can reduce our marketing costs and drive expanded margins. This gives us a lot of financial flexibility.

And with that, I’d like to turn it back to Mark Gerhard to summarize our investment highlights.

Mark Gerhard

Thanks Dale, So back to where we started. We believe we have found exactly what we were looking for in Beacon Street. You can see our targeted investment highlights on slide 27, and we believe Beacon Street excels in all of these areas. We are extremely excited to join the Beacon Street team and to help take this business to the next level.

On slide 28, we are comparing Beacon Street versus its peers, which we have identified in two categories. The first is Consumer and SMB Tech Subscription businesses and the second is Digital Subscription and Information Services companies. You can see that, by every metric, Beacon Street is best in class and well-priced. They are growing faster and earning more than the peers we identified, and these earnings are accelerating quicker.

And then on slide 29, I’ll provide the transaction overview. Ascendant has agreed to combine with Beacon Street in a transaction with an implied total enterprise value of approximately $3 billion, which represents an attractive pro forma multiple of 6.2x projected 2021 GAAP revenue and 15.1x projected 2021 Adjusted EBITDA. Concurrent with the transaction, we have raised a $150 million PIPE at $10.00 per share. After giving effect to these transactions, the pro forma company will have approximately $150 million of cash on its balance sheet. The transaction is expected to close in the second quarter of 2021. At the closing of the business combination, assuming no redemptions by Ascendant’s existing public stockholders, approximately 20% of the common stock of the company is expected to be held by public investors, with Beacon Street equity holders owning the rest.

This concludes our presentation. Thank you for your interest and we look forward to communicating with you in the weeks to come.

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